Exhibit 4.9.1

Execution Version

CHS 7032911v3

FIRST AMENDMENT TO LEASE

This FIRST AMENDMENT TO LEASE (this “Amendment”) is entered into and effective as of the 19th day of October, 2015 (the “First Amendment Effective Date”) by and between RIVERWORKS WATERTOWN HOLDINGS, LLC, a Delaware limited liability company, as landlord (“Landlord”), as successor-in-interest to Farley White Aetna Mills, LLC, having an address for purposes hereof at One Market Plaza, Spear Tower, Suite 4125, San Francisco, California 94105, and MIMECAST NORTH AMERICA, INC., a Delaware corporation, as tenant (“Tenant”), having an address for purposes hereof at 480 Pleasant Street, Watertown, Massachusetts 02472.

W I T N E S S E T H:

WHEREAS, Landlord and Tenant arc the present parties to that certain Lease dated November 12, 2012 (the “Original Lease”), as affected by that certain Commencement Date Agreement executed by Landlord and Tenant on or about June 6, 2013 (the “Confirmation”, and together with the Original Lease, the “Existing Lease”), pursuant to which Landlord leases to Tenant and Tenant leases from Landlord a portion of the First Floor and Mezzanine Level of the Building located at 480 Pleasant Street, Watertown, Massachusetts, designated as Suite C-10, and containing approximately 33,669 Rentable Square (the “Existing Premises”); and

WHEREAS, all initial capitalized terms used and not otherwise defined in this Amendment shall have the meaning ascribed to such terms in the Existing Lease; and

WHEREAS, Landlord and Tenant desire to enter into this Amendment in order to expand the Existing Premises to include a stipulated 10,501 Rentable Square Feet on the first (1st) floor of the Building shown as “Suite BI00” on the plan attached hereto as Schedule 1 (the “First Expansion Premises”) and to modify certain other terms and provisions of the Existing Lease in connection therewith, all subject to and upon the terms and provisions contained in this Amendment.

NOW, THEREFORE, for good and valuable consideration, and in consideration of the mutual agreements contained in this Amendment, Landlord and Tenant hereby agree and amend the Existing Lease as follows:

1. Recital. The above recitals arc incorporated herein by this reference.

2. Lease. As of the First Amendment Effective Date, all references to the “Lease” both in this Amendment and in the Existing Lease shall mean and refer to the Existing Lease, as amended and affected by this Amendment.

3. Extension of Term and Expansion of Existing Premises. The initial Term of the Lease, presently scheduled to expire on October 15, 2020, is hereby extended for all purposes under the Lease until October 31, 2020 (the “ Expiration Date”). Effective as of the date upon which Landlord’s First Expansion Premises Work and Landlord’s Additional Expansion Premises Work are Substantially Complete (as defined in Section 6 hereof) and Landlord delivers the First Expansion Premises to Tenant free and clear of all other tenants and occupants

(the “First Expansion Premises Commencement Date”); (a) in addition to the Existing Premises, Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the First Expansion Premises, subject to and upon all the terms of the Existing Lease, except as set forth in this Amendment; (b) all references in the Lease to the “Premises” shall mean and refer to the Existing Premises, together with the First Expansion Premises; and (c) the expiration of the Term shall occur on the Expiration Date set forth above in this Section 3, unless validly extended by Tenant in accordance with the terms of the Lease to include the Extension Term, as defined in Section 10.23 to the Lease, or sooner terminated in accordance with the terms of the Lease. The period of the Term beginning on the First Expansion Premises Commencement Date and continuing through the last day of the Term is hereinafter referred to as the “First Expansion Premises Term”. The following Terms and provisions of the Existing Lease shall be inapplicable to the First Expansion Premises: (i) Article IV (excluding Section 4.4, which shall remain applicable) and Exhibit B and Exhibit 0; and (ii) Section 10.9.

4. Amendments to Option to Extend. Notwithstanding anything contained in the Existing Lease to the contrary. Landlord and Tenant agree that Tenant’s option to extend the Term pursuant to Section 10.23 of the Lease: (a) maybe exercised only with respect to the entire Premises (i.e., the Existing Premises and the First Expansion Premises) and not any part thereof; (b) unless Landlord expressly agrees otherwise, may only be exercised by Mimecast, North America Inc. (or any Affiliate which has succeeded to Tenant’s interest in the Lease in strict accordance with the terms and provisions contained in Section 6.3(b) of the Original Lease) and only if Mimecast North America, Inc. (or such Affiliate), both on the date of its extension exercise notice and on the first day of the Extended Term, remains the Tenant under the Lease and itself occupies at least seventy percent (70.0%) of the Premises (and if either such conditions are not satisfied, Landlord, at its option, may elect to void Tenant’s exercise of its option to extend by written notice to Tenant); and (c) must be exercised by written notice delivered to Landlord delivered on or before October 31, 2018, with time strictly of the essence.

5. Base Rent.

(a) Existing Premises Base Rent. Tenant shall continue to pay Base Rent for the Existing Premises in the same amounts and in accordance with all terms and provisions of the Existing Lease. For the avoidance of doubt, Lease Year 7 of the Lease shall include the period of time between October 15, 2020 and the Expiration Date set forth in Section 3 above, and during such lime Base Rent for the Existing Premises shall continue to be payable in the amount of $74,352.38 per month, as set forth in Section 1.2(m) of the Existing Lease.

(b) First Expansion Premises Base Rent. In addition to the Base Rent payable by Tenant pursuant to the Existing Lease for the Existing Premises, Tenant shall, commencing as of the First Expansion Premises Rent Commencement Date (as hereinafter defined) and on or before the first day of each calendar month thereafter through the Expiration Date, pay Base Rent to Landlord for the First Expansion Premises in accordance with all of the terms and provisions contained in the Lease governing payment of Base Rent, but in the following amounts:

Period	Per RSF	Annual		Monthly
First Amendment Effective Date through the First Expansion Premises Rent Commencement Date.	$0.00	$0.00		$0.00

First Expansion Premises Rent Commencement Date through the last day of the calendar month during which the one-year anniversary of the First Expansion Premises Rent Commencement Date occurs (the “First Expansion Year”‘)	$33.50	$351,783.50		$29,315.30

The 12-month period immediately following the last day of the First Expansion Year (the “Second Expansion Year”)	$34.50	$362,284.50		$30,190.38

The 12-month period immediately following the last day of the Second Expansion Year (the “Third Expansion Year’)	$35.50	$372,785.50		$31,065.46

The 12-month period immediately following the last day of the Third Expansion Year (the “Fourth Expansion Year”)	$36.50	$383,286.50		$31,940.55

The day immediately following the last day of the Fourth Expansion Year through October 31, 2020	$37.50	$393,787.50	*	$32,815.63

*	Prorated to reflect a partial year.

For purposes hereof, the “First Expansion Premises Rent Commencement Date” shall mean the earlier to occur of (i) the First Expansion Premises Commencement Date, or (ii) the date upon which the First Expansion Premises Commencement Date would have occurred in the absence of any Tenant Delay, as defined in Exhibit B, after duly accounting for any failure by Landlord to perform its obligations as set forth in Exhibit B within any applicable deadline set forth therein, provided, however, that if the First Expansion Premises Rent Commencement Date would otherwise occur on or before March 1, 2016, then the First Expansion Premises Rent Commencement Date hereunder shall be March 1, 2016. Tenant acknowledges and agrees that, under the foregoing clause (ii), the First Expansion Premises Rent Commencement Date may occur prior to the First Expansion Premises Commencement Date, and that Tenant maybe liable for Base Rent respecting the First Expansion Premises prior to its being delivered by Landlord to Tenant hereunder.

Promptly following the First Expansion Premises Commencement Date and within ten (10) days following Landlord’s written request, Landlord and Tenant shall execute and deliver a confirmatory amendment to the Lease or letter agreement prepared by Landlord documenting the First Expansion Premises Commencement Date and the First Expansion Premises Rent Commencement Date in accordance with the terms of this Amendment. However, the provisions of this Amendment shall be self-operative and no failure by Landlord or Tenant to execute such confirmatory amendment shall have any effect on the parties’ rights and obligations hereunder.

As set forth in the schedule set forth above, Landlord has agreed that, subject to the terms hereof, no Base Rent for the First Expansion Premises (and only the First Expansion Premises) shall be due and payable during the period of time beginning on the First Amendment Effective Date and continuing through the First Expansion Premises Rent Commencement Date. The Base Rent that would have otherwise been payable during such time is hereinafter referred to as the “Abated Base Rent”. Tenant acknowledges and agrees that the value of the Abated Basic Rent is $33.50 per rentable square foot of the First Expansion Premises per annum, and that Landlord’s agreement to provide the Abated Base Rent is conditioned upon no monetary Event of Default occurring at any time during the Term. Tenant agrees that Tenant’s right to the Abated Base Rent shall immediately terminate if (i) a monetary Event of Default occurs at any time during the Term, and (ii) Landlord terminates this Lease or Tenant’s right of possession on account of such monetary Event of Default, in either such case (in addition to any other rights or remedies which may be available to Landlord on account thereof) a pro-rated amount of any Abated Base Rent previously credited to Tenant pursuant to this Amendment shall (notwithstanding that Landlord is not obligated to deliver the First Expansion Premises to Tenant until Landlord’s First Expansion Premises Work and Landlord’s Additional Expansion Premises Work is Substantially Complete) become immediately due and payable from Tenant to Landlord, such amount to equal the amount of the Abated Base Rent previously credited to Tenant pursuant to this Amendment multiplied by a fraction, the numerator of which shall be the number of full or partial calendar months remaining in the First Expansion Premises Term as of the date the monetary Event of Default occurs and the denominator of which shall be fifty-six (56), being the number of full or partial calendar months between the anticipated First Expansion Premises Commencement Date of March 1, 2016 and the Expiration Date.

6. Condition of the First Expansion Premises; Landlord’s First Expansion Premises Work. Tenant shall accept delivery of the First Expansion Premises upon Landlord’s delivery thereof with Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work (as defined herein below) Substantially Complete, and Landlord shall have no obligation to perform any construction or other work therein or to otherwise prepare the First Expansion Premises for Tenant’s occupancy, except Landlord shall, following the First Amendment Effective Date: (a) at Landlord’s sole cost and expense, perform the work described in Exhibit A attached hereto and incorporated herein by reference, other than any work described therein as being the responsibility or obligation of Tenant (“Landlord’s First Expansion Premises Work”); and (b) perform certain additional work to the First Expansion Premises to prepare the same for Tenant’s occupancy (the “Landlord’s Additional First

Expansion Premises Work”), subject to and in accordance with the terms and provisions contained in Exhibit B attached hereto and incorporated herein by reference. Landlord agrees to use commercially reasonable efforts to complete Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work on or before March 1, 2016, and Tenant shall provide Landlord with reasonable access to the Premises for such purposes. In the event Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work is not “Substantially Complete” (as hereinafter defined) on or before March 1,2016, Landlord shall have no liability therefor (except as expressly provided in this Amendment), and Tenant shall accept delivery of the First Expansion Premises when the same is delivered by Landlord with Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work Substantially Complete. In the event Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work are not Substantially Complete on or before May 1, 2016, as extended by each day of Tenant Delay (as defined in Exhibit B) and/or Force Majeure (the “Rent Credit Trigger Date”), then Landlord shall issue a credit to Tenant in the amount of $963.79 for each day from and after the Rent Credit Trigger Dale until the date upon which Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work are Substantially Complete, with such credit to be applied towards Tenant’s installment(s) of Base Rent for the First Expansion Premises first due hereunder until fully credited.

For purposes hereof, “Substantially Complete” shall mean Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work are completed in substantial accordance with the Construction Drawings (as defined in Exhibit B hereto) and a certificate of occupancy (or such other governmental approval which lawfully permits Tenant to use the First Expansion Premises for the Permitted Uses) has been issued therefor, except to the extent that such certificate of occupancy or other approval cannot be issued due to incompletion of or defects in any Tenant First Expansion Premises Work, Notwithstanding the foregoing, Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work shall be deemed Substantially Complete notwithstanding that certain work items thereof remain incomplete and/or require remedial work, provided that the incompletion of or defects in such items could not reasonably be expected to materially and adversely interfere with either (i)the performance of any Tenant First Expansion Premises Work (as defined in the Work Letter) theretofore approved by Landlord, if any, or (ii) use and occupancy of the First Expansion Premises for the Permitted Uses (subject to completion by Tenant of any Tenant First Expansion Premises Work).

7. Operating Expenses and Taxes. Notwithstanding anything contained in the Existing Lease to the contrary, from and after the First Amendment Effective Date and during the First Expansion Premises Term, Tenant shall continue to pay Operating Expenses and Taxes for the Existing Premises in accordance with all terms and provisions contained in the Existing Lease. In addition to and without in any way limiting such payments, with respect to the First Expansion Premises Tenant shall pay to Landlord, commencing on the First Expansion Premises Rent Commencement Date and through the expiration or earlier termination of tire First Expansion Premises Term; (a) Tenant’s First Expansion Premises Percentage (as hereinafter defined) of the amount by which the annual Operating Expenses exceed the Operating Expenses for calendar year 2016; and (b) Tenant’s First Expansion Premises Percentage of any increase in Taxes over the Taxes attributable to fiscal year 2016 (i.e., July 1, 2015 through June 30, 2016), in each case upon all the same terms and provisions applicable to Tenant’s payment on account of Taxes and Operating Expenses for the Existing Premises, as set forth in the Existing Lease. For purposes hereof: (i) “Tenant’s First Expansion Premises Percentage” shall mean 5.37%; and (ii) a fiscal year shall be deemed to fall within the Term and/or the First Expansion Premises Term (as applicable) if such fiscal year falls within the Term or First Expansion Premises Term in whole or in part, but in the latter case the Taxes for such year shall be pro rated on a per diem basis.

8. Electricity. Notwithstanding the terms and provisions contained in Section 3.3 of the Lease, Landlord shall not be obligated to install a sub-meter for measurement of electricity consumption in the First Expansion Premises. In the event that such sub-meter is not installed and at any time during which such sub-meter (if installed) is not operational, Tenant shall pay to Landlord, within thirty (30) days following Landlord’s invoices therefor, such commercially reasonable charge for electricity service to the First Expansion Premises as Landlord may impose from time to time, it being agreed that such charge shall initially be $1,312.63 per month. Such charge shall be subject to increase from time to time by written notice from Landlord to Tenant, except there shall be no profit to Landlord therefor.

9. Security Deposit. There shall be no increase to the security deposit described in Section 10.19 of the Original Lease for the First Expansion Premises under the Lease.

10. Brokers. Neither Landlord nor Tenant has dealt with any broker or agent in connection with the negotiation or execution of this Amendment, other than DTZ and Cassidy Turley Commercial Real Estate Services, d/b/a Cushman & Wakefield, whose commissions shall be paid by Landlord pursuant to separate written agreements. Landlord hereby indemnifies Tenant against any claims arising due to Landlord’s failure to pay such commissions as aforesaid; and Tenant and Landlord shall each indemnify the other against all costs, expenses, attorneys’ fees, liens and other liability for commissions or other compensation claimed by any other broker or agent claiming the same by, through, or under the indemnifying party.

11. Parking. During the First Expansion Premises Term (and during the Extended Term, if validly exercised by Tenant), and in addition to the parking rights granted to Tenant in Section 2.1 (c) of the Lease, Tenant shall be entitled to use thirty (35) parking spaces at the Property, of which twenty (20) shall be in the Upper Lot and fifteen (15) shall be in the Lower Lot, all subject to and upon the same terms and conditions applicable to the parking rights granted to Tenant in the Existing Lease.

12. Miscellaneous. Landlord and Tenant hereby acknowledge and agree that, except as specifically amended by the terms of this Amendment, all of the terms, covenants and provisions of the Existing Lease are hereby ratified and confirmed and shall remain in full force and effect. Tenant hereby certifies, represents and warrants to Landlord that, to the best of Tenant’s knowledge and as of the First Amendment Effective Date, (a) Landlord is not in default under the Existing Lease, and (b) except as set forth on Schedule 2 attached hereto and incorporated herein by reference, no state of fact or condition exists which, upon either the passage of time and/or the giving of notice, could give rise to a default of Landlord under the Existing Lease, This Amendment maybe executed in two (2) or more counterparts, and by the exchange of facsimile or other electronic signatures with the same force and effect as original ink signatures, When each party has signed and delivered at least one (1) such counterpart, each counterpart shall be deemed an original, and, when taken together with the other signed counterparts, shall constitute one Amendment, which shall be binding upon and effective as to Landlord and Tenant as of the First Amendment Effective Date, Each of Landlord and Tenant hereby represents and warrants to the other that the individual(s) executing this Amendment on their respective behalf are duly authorized to do so, and that such authorization remains in full force and effect and has not been modified or revoked.

[SEE NEXT PAGE FOR SIGNATURES]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Amendment as of the date first above-written,

LANDLORD:		TENANT:

RIVERWORKS WATERTOWN HODLINGS, LLC, a Delaware limited liability company		MIMECAST NORTH AMERICA, INC., a Delaware corporation

By:	/s/ Rajir S. Patel	By:	/s/ Peter Campbell
	Name: Rajir S. Patel		Name: Peter Campbell
	Title: President		Title: CFO

Schedule 1 Floor

Plan of First Expansion Premises

S1-1

Schedule 2

Exceptions to Tenant Estoppel Certificate

1.	On-going roof issues: Tenant has experienced leaking in certain areas of the office continuously since commencement of the Term. Such leaking consistently occurs, particularly when there is rain or snow. Landlord has been notified of this issue. Landlord shall promptly repair all damages incurred from such leaking roof, including, but not limited to:

a.	Inspection, repair and/or replacement of affected carpets and any other finished floor surfaces or coverings.

b.	Repairs to affected walls, floors, ceilings and any other wall coverings.

2.	Pipe Burst/Leaking: A pipe/pump burst in the Premises on October 12, 2015, Such pipe burst is the second burst to occur in the Premises; hence, such pipes need to be inspected and sensors need to be installed in any area containing a main water pump or pipe that is located in the Premises (Suite C10). Landlord has been notified of this issue. Landlord shall promptly perform the following actions and/or repair all damages incurred from such burst pipes and flooding, including, but not limited to:

a.	Inspection, repair and/or replacement of affected carpets and any other finished floor surfaces or coverings.

b.	Testing and remediation, if necessary, of affected areas (including carpeting and drywall) to ensure no evidence of the existence of mold or mildew.

c.	Reimbursement for the cost of personal property belonging to any employee directly damaged by such burst pipe and/or flooding.

d.	Reimbursement for the cost of personal property of Tenant directly damaged by such burst pipe and/or flooding.

10

Schedule 2

Exceptions to Tenant Estoppel Certificate

S2-1

Exhibit A

Landlord’s First Expansion Premises Work

HVAC

The Premises (10,501 RSF) is serviced by a 15 ton air handling unit located on the side of the building, At this time, there is no main distribution line from the unit supply side. Landlord, at Landlord’s cost shall install a main distribution line from the unit supply side, Tenant shall be responsible for distribution within the Premises from the main distribution line.

Electrical

Landlord shall be responsible for bringing power into the Premises. Landlord shall run a power line into the Premises from the 480-volt panel located by the elevator s in Lobby A. In addition, Landlord shall install a transformer to step down the power to 120/208-volt and install a 1207208-volt panel in the Premises to allow for Tenant distribution. Landlord shall do the above electrical work at Landlord’s cost.

A-1

Exhibit B

Terms and Conditions for Landlord’s Additional First Expansion Premises Work

All initial capitalized terms used and not otherwise defined in this Exhibit B shall have the meaning ascribed to such terms in the Lease, It is agreed that time is of the essence for purposes hereof.

1. Landlord’s Additional First Expansion Premises Work. Subject to and upon the terms and provisions contained in this Exhibit B, Landlord shall perform Landlord’s Additional First Expansion Premises Work (as hereinafter defined). As used in this Exhibit B, “Landlord’s Additional First Expansion Premises Work” shall mean those certain improvements to the First Expansion Premises described on the final construction drawings (and any related specifications) approved by Landlord and Tenant as provided in Section 2 of this Exhibit B, as the same may be amended from time to time in accordance with this Exhibit B (the “Construction Drawings”).

2. Approval of Construction Drawings for Landlord’s Additional First Expansion Premises Work.

(a) Preparation and Delivery of Draft Construction Drawings. Tenant shall cause Jim Dean, of Dean Associates Architects located at 4 Railroad Ave,, Suite 301, Wakefield, MA 01880 (the “Architect”) to prepare proposed construction drawings and specifications for all improvements to be installed in the First Expansion Premises as part of Landlord’s Additional First Expansion Premises Work, and Tenant shall deliver such plans and specifications (in form and substance sufficient for issuance of a building permit and in accordance with reasonable standards of professional care) to Landlord on or before November 1, 2015, time being of the essence, for Landlord’s review and approval. Landlord’s approval thereof may be given or withheld by Landlord in accordance with the same standards applicable to Alterations by Tenant under the Lease, as set forth in Section4 of the Original Lease. Further, Landlord’s Additional First Expansion Premises Work shall be deemed “Alterations” under the Lease for purposes of Section 4.4(d) of the Original Lease. Accordingly Landlord reserves the right to require that all or any portion(s) of Landlord’s Additional First Expansion Premises Work be removed from the Premises by Tenant (at Tenant’s sole cost and expenses) upon the expiration or earlier termination of the Lease by giving Tenant written notice thereof at the time Landlord approves the Construction Drawings.

(b) Approval Process. Landlord shall notify Tenant whether it approves of Tenant’s submitted draft construction drawings and specifications within fourteen (14) days after Tenant’s submission thereof, time being of the essence. If Landlord does not approve of such construction drawings and specifications, then Landlord shall notify Tenant of such non-approval within said fourteen (14) day period, specifying in reasonable detail Landlord’s reasons for such non-approval (or requesting additional information), in which event Tenant shall cause the Architect to revise such construction drawings and specifications in response to Landlord’s comments and submit the revised construction drawings and specifications to Landlord for its review and approval within seven (7) days following Landlord’s notice of non-approval. Landlord shall then notify Tenant in writing whether it approves of the resubmitted construction drawings and specifications within seven (7) days after its receipt thereof. This process shall be repeated until the construction drawings and specifications have been finally approved by Landlord and Tenant. At Landlord’s request, Tenant shall sign such Construction Drawings to evidence Tenant’s approval thereof. To the above-described review and approval process, Tenant may submit draft schematic plans and/or construction drawings and specifications for designated portions of the First Expansion Premises or major systems (e.g., HVAC or life-safety systems) to Landlord for its preliminary, non-binding review.

Notwithstanding anything contained herein to the contrary, Tenant acknowledges and agrees that Landlord’s approval of the Construction Drawings shall be for administrative purposes only, that Tenant (and not Landlord) shall remain fully responsible for compliance of the Construction Drawings with the terms of the Lease and all applicable laws, statutes, codes, rules and regulations, and that Landlord’s approval thereof shall not constitute a representation or warranty of any kind by Landlord,

In the event that for any reason Tenant fails to deliver to Landlord its proposed construction drawings and specifications for all improvements to be installed in the First Expansion Premises as part of Landlord’s Additional First Expansion Premises Work on or before November 1, 2015, each such day thereafter until such proposed construction drawings and specifications are delivered to Landlord shall constitute one day of “Tenant Delay” for purposes of this Amendment. In addition, “Tenant Delay” shall also include the following, but only to the extent that Landlord’s First Expansion Premises Work and/or Landlord’s Additional First Expansion Premises Work is actually delayed thereby, and then only where Landlord has given Tenant prompt notice thereof (which may be by e-mail or telephonic) describing the delay in reasonable detail and setting forth the actions required of Tenant to eliminate or reduce the applicable delay: (i) any delays by Tenant in submitting revised construction drawings and specifications in accordance with the deadlines set forth above, or any other delay in the performance of Landlord’s First Expansion Premises Work and/or Landlord’s Additional First Expansion Premises Work to the extent caused by Tenant’s failure to timely perform any of its other obligations under this Exhibit B; (ii) any delay or interference in the performance of Landlord’s First Expansion Premises Work or Landlord’s Additional First Expansion Premises Work to the extent caused by Tenant or anyone employed by or contracted for by Tenant, including, without limitation, contractors, material suppliers and/or utility providers in connection with the Tenant First Expansion Premises Work (as hereinafter defined); (iii) any delay caused by the failure of the Construction Drawings to meet the requirements hereof and/or to otherwise fail to comply with applicable laws or codes; (iv) any delay caused by Tenant’s inclusion in the Construction Drawings of any materials which are inconsistent with the Building and Existing Premises or which are not available to Landlord from reputable local suppliers with no unusual lead times, provided Landlord provides prompt notice to Tenant (which may be telephonic or by e-mail) following Landlord’s obtaining actual knowledge of such unusual time and an opportunity to substitute materials for such unusual lead time materials; (v) any delay caused by Tenant’s or the Architect’s request or instruction to Landlord or any contractor, subcontractor or material supplier for Landlord’s Additional First Expansion Premises

Work once work thereon has commenced, to the extent such request or instruction is inconsistent with the Construction Drawings; (vi) any Change Order (hereinafter defined) or request for a Change Order made by Tenant, or any change or request by Tenant for change in any Tenant First Expansion Premises Work (hereinafter defined) previously approved by Landlord; and (vii) unless previously approved, each day from and after December 1,2015 until the Construction Drawings arc approved by both Landlord and Tenant.

3. Change Orders. Following approval of the Construction Drawings as provided in Section 2 above, Landlord or Tenant may from time to time prior to completion of Landlord’s Additional First Expansion Premises Work initiate changes in Landlord’s Additional First Expansion Premises Work (each, a “Change Order”). Each Change Order initiated by Tenant must receive the prior written approval of Landlord, such approval to be governed by the standards governing Landlord’s approval of Alterations as set forth in the Lease. Landlord may initiate Change Orders as reasonably required due to construction or other circumstances in the interests of the Building and/or compliance with applicable laws and/or codes, and Tenant’s approval of any such Change Orders proposed by Landlord shall not be unreasonably withheld, conditioned or delayed.

4. Cost of Landlord’s Additional First Expansion Premises Work.

(a) Construction Cost/First Amendment Allowance. Soft Costs Cap. The entire cost of Landlord’s Additional First Expansion Premises Work, including both hard costs and soft costs thereof of any kind or nature, and including, without limitation, the costs and expenses of the Architect (collectively, the “Construction Cost”), shall be paid by Tenant as provided herein, except Landlord shall, subject to and upon the terms and conditions contained in this Exhibit B, contribute the sum of Three Hundred Eighty Eight Thousand Five Hundred Thirty-Seven Dollars ($388,537.00) (the “First Amendment Allowance”) towards the Construction Cost. Notwithstanding the foregoing, it is understood and agreed that not more than Seventy Seven Thousand Seven Hundred Seven and 40/100 Dollars ($77,707.40) of the First Amendment Allowance (the “Soft Costs Cap”) may be used to pay costs incurred (i) to prepare or revise the Construction Drawings and/or any and all other plans, drawings specifications and renderings related to Landlord’s Additional First Expansion Premises Work, (ii) for other architectural, engineering, design, consulting, project management, oversight, or for other expenses of any kind related to Landlord’s Additional First Expansion Premises Work not involving the provision of construction labor or building materials to the Existing Premises, or (iii) for materials and/or labor to install any telecommunications or data cabling (collectively, “Soft Costs”). The entire First Amendment Allowance in excess of the Soft Costs Cap (i.e. $310,829.60) shall only be available for hard construction costs of Landlord’s Additional First Expansion Premises Work [e.g., labor, materials and other costs customarily included in contractor “general conditions” (e.g., temporary utilities and permanent connection fees, dumpster and cleaning fees, permit fees and equipment rental fees)] (collectively the “Hard Costs”). Further, notwithstanding anything contained herein to the contrary, Landlord shall have no obligation to provide any portion of the First Amendment Allowance for materials which Landlord reasonably deems to be materially not in accordance with its construction standards for the Building, provided however, materials which are reasonably consistent with the Building and Existing Premises are deemed to be in compliance with construction standards for the Building. Any portion of the First Amendment Allowance not utilized for design or construction of Landlord’s Additional First Expansion Premises Work shall accrue to Landlord, and Tenant shall not be entitled to any credit or abatement of its financial obligations under the Lease on account thereof.

(b) Excess Construction Costs/Construction Manager. Any Construction Cost in excess of the First Amendment Allowance and any Soft Costs in excess of the Soft Costs Cap (each an “Excess”) shall be paid solely by Tenant as hereinafter provided. It is further understood and agreed Landlord shall be entitled to engage Holm & Associates or another construction manager reasonably satisfactory to Landlord (the “Construction Manager”) to coordinate and oversee Landlord’s Additional First Expansion Premises Work for Landlord’s sole benefit and pay the Construction Manager a fee therefor, which fee shall fee not exceed 5.0% of the Hard Costs. The actual costs of the Construction Manager (subject to the foregoing cap of 5.0% of the Hard Costs) and any actual third party architectural, engineering or other design professional or consultant review cost reasonably incurred by Landlord in connection with the Construction Drawings or Landlord’s Additional First Expansion Premises Work shall be included in the Soft Costs.

In the event Landlord at any time (or from time to time) determines in its sole but reasonable discretion that the Construction Cost is expected to exceed the First Amendment Allowance or that the Construction Cost is otherwise expected to result in any Excess, then Landlord shall notify Tenant in writing of the same and provide commercially reasonable back-up documentation therefor to Tenant. In such event, Landlord shall be thereafter entitled to submit invoices respecting the Excess to Tenant on a monthly basis in accordance with the following procedure: (i) not more frequently than on one occasion during each calendar month, Landlord shall be permitted to submit an invoice to Tenant (which Tenant shall be obligated to pay within 30 days following its receipt thereof) for the portion of the Construction Cost incurred by Landlord during the prior calendar month, such portion to equal the amount of the Construction Cost incurred during the prior calendar month by a fraction, the numerator of which shall be Landlord’s then-current reasonably estimated Excess, and the denominator of which shall be Landlord’s then-current reasonable estimate of the overall Construction Cost (and by way of example, if the then-current estimate of the Excess is $100,000 and the then-current estimate of the Construction Cost is estimated to be S488.537, then Tenant would be responsible for 20,47% of the Construction Cost incurred by Landlord during the prior calendar month); and (ii) after the actual Construction Cost has been determined, Landlord shall determine the final Excess amount (such determinations to be made by Landlord in its sole but reasonable discretion, absent manifest error, and Landlord shall provide commercially reasonable back-up documentation therefor to Tenant). In the event such final Excess amount is less than the aggregate amount (if any) which Tenant has previously paid on account of the Excess, Landlord shall provide Tenant with a credit against its Base Rent for the First Expansion Premises in the amount of the difference between Tenant’s estimated Excess payments and the actual Excess for which Tenant is responsible. In the event such final Excess amount is greater than the aggregate amount Tenant has previously paid on account of the Excess, Tenant shall pay to Landlord the remaining portion of the Excess for which it is responsible within thirty (30) days following Landlord’s written invoice therefor.

5. Performance of Landlord’s Additional First Expansion Premises Work. After the Construction Drawings have been approved as provided in Section 2 hereof, Landlord shall solicit at least two (2) general contractor bids and shall then identify the contractor it selects for the performance of Landlord’s Additional First Expansion Premises Work and submit such contractor’s bid to Tenant for its review and information. Landlord shall use commercially reasonable efforts to avoid or minimize use of union labor in connection with Landlord’s Additional First Expansion Premises Work, provided that Landlord determines, in its reasonable discretion, that use of non-union labor would not have any material adverse effect on labor relations at the Building. Unless Tenant requests and Landlord agrees in writing to use an alternative contractor (which agreement Landlord may withhold in its sole discretion), Landlord shall engage such contractor to obtain a building permit for Landlord’s Additional First Expansion Premises Work and cause Landlord’s Additional First Expansion Premises Work to be performed in accordance with the Construction Drawings in all material respects, such construction to be performed during Building standard construction hours. Landlord shall cause its contractors to use commercially reasonable efforts to minimize, to the extent practicable, interference with Tenant’s use of and access to the Premises while performing Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work; however, Tenant acknowledges that the performance of Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work may cause unavoidable interference with Tenant’s use of and access to the Premises, and Tenant hereby waives and relinquishes any claims or demands against Landlord on account thereof and agrees that there shall be no abatement of Base Rent or any other financial obligations of Tenant under the Lease on account thereof. Tenant shall cooperate in all reasonable ways and provide Landlord, the Construction Manager and such contractor (together with its subcontractors) reasonable access to the Premises for purposes of constructing Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work. In addition, Tenant shall, at Landlord’s request from time to time, make the Architect available to provide such construction administration and related services as Landlord may reasonably request in connection with Landlord’s First Expansion Premises Work Additional First Expansion Premises Work, including, without limitation, review of samples, shop drawings, requests for information and the like. All costs of the Architect in connection with the foregoing shall be included in the Soft Costs.

6. Construction Representatives. Landlord’s and Tenant’s representatives (each, a “Construction Representative”) for purposes of Landlord’s Additional First Expansion Premises Work will be as follows, provided that either party may change its Construction Representative by written notice to the other given in accordance with the terms of the Lease:

Landlord’s Representative:	Christina Holm
Holm & Associates
29 Plain Road
Westford, Massachusetts 01886
Phone: (978) 692-9276
E-mail: cholm@holm-associates.com

Tenant’s Representative:	Kayla Keefe
Mimecast North America, Inc.
480 Pleasant Street
Watertown, MA 02472
Phone: (781)966-5340
E-mail: kkeefe@mimecast.com

Tenant and Landlord acknowledge and agree that Tenant’s Construction Representative and Landlord’s Construction Representative shall have full power and authority to act on their respective behalf in connection with Landlord’s First Expansion Premises Work, and any action taken by either of them in such capacity shall be fully binding upon Tenant or Landlord, respectively, for purposes of this Exhibit B.

7. Work by Tenant. The parties acknowledge that Landlord’s Additional First Expansion Premises Work may not include each and every item of work and/or preparation necessary to make the First Expansion Premises fully functional for any use, and that Tenant may employ separate contractors to install Tenant’s trade fixtures, trade equipment, wiring, telecommunications and data systems, security systems, and furnishings therein (collectively, the “Tenant First Expansion Premises Work”). Subject to the terms and provisions hereof and to such reasonable insurance and construction requirements as Landlord may reasonably impose, Landlord shall use commercially reasonable efforts to permit Tenant to enter upon the First Expansion Premises approximately thirty (30) days prior to the First Expansion Premises Commencement Date for purposes of design, space planning, inspection and the like, and for performance of any Tenant First Expansion Premises Work duly approved by Landlord in accordance with the terms of the Lease-Tenant, and not Landlord, shall be responsible for all matters relating to the Tenant First Expansion Premises Work, including, without limitation, the design and construction thereof and coordination of the same with Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work, and the Tenant First Expansion Premises Work shall be considered Alterations for all purposes under the Lease. In connection with Landlord’s First Expansion Premises Work, Landlord’s Additional First Expansion Premises Work and the Tenant First Expansion Premises Work, both Tenant and Landlord agree to make good faith efforts to maintain harmonious labor relations, and any reasonable costs incurred by Landlord in connection therewith shall be included in the Construction Cost. In furtherance of the foregoing, Tenant shall take all necessary or reasonable measures to ensure that Tenant’s contractors and their respective subcontractors and material suppliers in connection with the Tenant First Expansion Premises Work (and any related activities) shall avoid any delay in the performance of Landlord’s First Expansion Premises Work and/or Landlord’s Additional First Expansion Premises Work. If the

construction of the Tenant First Expansion Premises Work interferes in any material way with the construction of Landlord’s First Expansion Premises Work or Landlord’s Additional First Expansion Premises Work, Landlord may, in its reasonable discretion, require that Tenant cease the construction of Tenant First Expansion Premises Work until such time as Landlord reasonably determines that Tenant First Expansion Premises Work may resume without such interference. Landlord may inspect any of the Tenant First Expansion Premises Work at all reasonable times.

8. Quality and Performance of Work. Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work shall be performed in accordance with the Construction Drawings in all material respects, and in a good, workmanlike and lawful manner. Except to the extent to which Tenant shall have given Landlord written notice that Landlord has not performed Landlord’s First Expansion Premises Work and/or Landlord’s Additional First Expansion Premises Work in accordance with the foregoing requirements, specifying Landlord’s failure in reasonable detail, not later than eleven (11) months following the First Expansion Premises Commencement Date, Tenant shall be deemed conclusively to have approved the construction of Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work and shall have no claim that Landlord has failed to perform any of Landlord’s obligations under this Exhibit B and/or the Lease with respect thereto. Notwithstanding the foregoing, Landlord shall use commercially reasonable efforts to enforce any manufacturer warranties which it may receive in connection with Landlord’s First Expansion Premises Work and Landlord’s Additional First Expansion Premises Work upon Tenant’s written request(s) therefor from time to time during the entire First Expansion Premises Term (provided the applicable warranty remains in effect at the time of Tenant’s request).